SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities and Exchange Act of 1934
(Amendment No. 6)

Mentor Income Fund, Inc.
(MRF)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

587204108
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
14 Tobey Village Office Park
Pittsford, New York 14534
(716) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

October 6, 2000
(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the Acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [x]

(Page 1 of 7 pages)
Contains 1 Exhibit















ITEM 1	Security and Issuer
		Common Stock
		Evergreen Investment Services, Inc.
		Mentor Income Fund
		200 Berkley St., 21st Floor
		Boston, MA     12116-5034
ITEM 2	Identity and Background
		a) Karpus Management, Inc. d/b/a Karpus Investment Management
		("KIM")
		George W. Karpus, President, Director and Controlling Stockholder
		JoAnn VanDegriff, Vice President and Director
		Sophie Karpus, Director
		b) 14 Tobey Village Office park
		Pittsford, New York 14534
		c) Principal business and occupation - Investment Management for
		individuals, pension and profit sharing plans, corporations,
		endowments, trust and others, specializing in conservative asset
		management (i.e. fixed income investments).
		d) None of George W. Karpus, JoAnn VanDegriff, or Sophie Karpus
		("the Principals") or KIM has been convicted in the past five years of
		any criminal proceeding (excluding traffic violations).
		e) During the last five years non-of the principals or KIM has been a party
		to a civil proceeding as a result of which any of them is subject to a
		judgment, decree or final order enjoining future violations of or
		prohibiting or mandating activities subject to, federal or state
		securities laws or finding any violation with respect to such laws.
		f) Each of the Principals is a United States citizen.
		KIM is a New York corporation.
ITEM 3	Source and Amount of Funds or Other Considerations
		KIM, an independent investment advisor, has accumulated shares of MRF
		on behalf of accounts that are managed by KIM ("the Accounts") under
		limited powers of attorney.  All funds that have been utilized in making
		such purchases are from such Accounts.
ITEM 4	Purpose of Transaction
		a)   KIM has purchased Shares for investment purposes.  Being primarily a
		fixed income manager, with a specialty focus in the closed end fund
		sector, the profile of MRF fit the investment guidelines for various
		Accounts.  Shares have been acquired since December 13, 1993.
b)   On July 19, 2000, it was announced that First Union Corporation
(Mentor Investment Advisors, LLC is their subsidiary) had agreed to sell certain assets of Mentor to U.S. Bank National Association.  As a result,
Shareholders must vote upon a new investment advisory agreement.  On
July 20, 2000, the Fund filed a PRES14A with the SEC.
c)    On July 21, 2000, KIM submitted a Shareholder Proposal to the Fund
d)    On August 2, 2000 Karpus Investment Management received a letter addressed to George W. Karpus from Douglas Munn, President of Mentor
Income Fund, Inc. which was on the letterhead of "Evergreen Funds".
This letter was in response to KIM's letter of July 20, 2000 "requesting that shareholders be allowed to vote on a proposal of a new investment management contract with Karpus Investment Management".


"Your proposal arrived too late to be considered for inclusion on the agenda for the next shareholder meeting, which is scheduled for
September 27, 2000" as stated by Mr. Munn.
"You should also be aware that, even if your proposal had been received timely, the Fund would likely have moved to exclude it pursuant to Rule
14a-8 (i)(9) as also stated by Mr. Munn.
e) On September 6, 2000 Karpus filed proxy materials to urge shareholders to vote for a new investment advisory agreement between the Fund and Karpus, to elect a Karpus nominee slate of Directors to the Board, to vote against proposals #3, #4, and # 5(cited on proxy materials) and to grant Karpus the authority to consider and vote upon such other matters as may properly come before the meeting or any adjournments thereof.
The meeting held on September 27, 2000 was adjourned by management until October 13, 2000.  Karpus is still soliciting proxies in support of its proposals. (Refer to exhibit #1)
ITEM 5 	Interest in Securities of the Issuer
a) As of the date of this Report, KIM owns 596,497 shares, which
represents 5.05% of the outstanding Shares.   Sophie P. Karpus,
		(Director of KIM) presently owns 800 shares purchased on November 24,
1998 at a price of $8.68 per share.  Karpus Investment Management  Profit
Sharing Plan presently owns 250 shares purchased on July 31, 2000 at a price of $7.75 per share (100 shares) & August 14, 2000 at $7.8125 per share (150 shares).  None of the other Principals presently
owns shares.
		b) KIM has the sole power to dispose of and to vote all of such Shares
		under limited powers of attorney.
c) The first open market purchase occurred on December 13, 1993 as previously reported.  Open market purchases for the last 60 days for
the Accounts.   There have been no dispositions and no acquisitions,
other than by such open market purchases, during such period unless indicated.
DATE
SHARES
PRICE PER

DATE
SHARES
PRICE PER


SHARE



SHARE
7/7/00
-38750
7.875

8/1/00
3000
7.75
7/12/00
-200
7.6875

8/8/00
-100
7.8125
7/19/00
10000
7.8125

8/14/00
25450
7.75
7/20/00
1200
7.8125

8/15/00
2500
7.75
7/21/00
5100
7.8125




7/26/00
3000
7.6875




7/27/00
400
7.6875




7/28/00
200
7.6875




7/31/00
10000
7.75




7/31/00
7800
7.6875




The Accounts have the right to receive all dividends from, any proceeds
		from the sale of the Shares.  KIM reserves the right to further accumulate
		or sell shares. None of the Accounts has an interest in shares constituting
		more than 5% of the Shares outstanding.
ITEM 6	Contracts, Arrangements, Understandings, or Relationships with Respect
		to Securities of the Issuer.
		Except as described above, there are no contracts, arrangements,
		understandings or relationships of any kind among the Principals and KIM
		and between any of them and any other person with respect to any of MRF
		securities.
ITEM 7	Materials to be Filed as Exhibits
		See the attached Exhibit.









Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
						Karpus Management, Inc.


October 6, 2000 			         By:________________________
         Date						        Signature
     George W. Karpus, President
       Name/Title
















EXHIBIT 1
               KARPUS MANAGEMENT, INC.
d/b/a Karpus Investment Management
14 A Tobey Village Office Park
Pittsford, New York 14534

October 6, 2000

Dear Fellow Mentor Shareholder:

MENTOR INCOME FUND SHAREHOLDERS, TIME IS RUNNING OUT....
THIS IS YOUR LAST OPPORTUNITY TO VOTE FOR SHAREHOLDER VALUE!

As you know, the management of Mentor Income Fund, Inc. (the "Fund") has adjourned the special meeting of shareholders until October 13th, 2000. It is especially important, if you wish to support the Karpus Management, Inc. ("Karpus") proposals to make sure that you vote the BLUE proxy card immediately! I will be attending the special meeting (again) in Boston and hope to have the opportunity to present our proxies. It is especially important that you vote for item #6 on the BLUE proxy card, since we do not want management to adjourn this meeting again!

VOTE FOR PROPOSAL # 1 ON THE BLUE PROXY CARD to approve a new investment advisory agreement between Mentor Income Fund, Inc. and Karpus Investment Management ("Karpus").

Why?
*	Karpus has vowed to narrow the discount to net asset value of the Fund.
		This may increase the market value of you shares of the Fund.
*	Karpus will base its management fees on the lower or net asset or market value.
		This may save the shareholders money in terms of management fees.
Karpus has an excellent fixed income track record for intermediate fixed income.
		U.S Bank is not providing historical performance for comparison.
*	Karpus beneficially own 547,847 shares of the Fund (as of July 28, 2000).
Yes, Karpus has a "self interest" to do what it deems is in the best interest of its clients. Because of this "self interest," however, you the other shareholders can share in Karpus' "self-interest" to increase shareholder value.

VOTE FOR PROPOSAL #2 ON THE BLUE PROXY CARD to elect the Karpus nominees to the Board of Directors

Why?
*	Approve an independent board that will work to increase shareholder value.
*	Two of the proposed Karpus nominees beneficially own shares of the Fund.
Current Board and proposed U.S. Bank board own ZERO shares.
*	Our nominees are experienced in business and understand the value of your investment.
*	The Karpus nominees will not just be "house directors" that receive $50,000 per year from a fund complex or management group.

KARPUS IS ASKING YOU TO VOTE AGAINST PROPOSALS  #3 renaming the
Fund, #4 certain other changes in the Articles of Incorporation and #5 ratification of the selection of the auditor.

	I am once again calling for the support of my fellow shareholders of the Fund.
We have the opportunity to make our requests known to Mentor management.  DO
NOT LOOSE THIS OPPORTUNITY TO RECOGNIZE A HIGHER VALUE FOR
OUR INVESTMENT.

	I will be attending the special meeting, rescheduled after the adjournment, on October 13th in Boston.  By voting FOR the Karpus proposal #6 on the BLUE card, if we have the majority of the vote, we will have the power to ensure this meeting is held and Fund management has to deal with the wishes of the shareholders that have supported the Karpus proxy.

	My goal is and always has been for the shareholders of the Fund to be able to recognize an economic gain through efforts to increase shareholder value for all shareholders.

	I wish to thank all that have been supporting me, my firm, and the Karpus nominated directors. If you feel that you would like to lend your support also, please vote the BLUE proxy card.

	You may be receiving calls from the Funds' proxy solicitors in the near future.
If you have voted the BLUE proxy card, simply tell them that you have already cast your vote. Do not let them trick you into casting a new vote on the white card by telephone, a vote which could negate the vote you have already cast for the Karpus proposals. If you have supported by returning our BLUE proxy card, politely thank them for the call and hang up without further comment.

	If you have any questions, please feel free to call Karpus at (toll-free) 1-877-550-6928. Should you require any help in registering your vote on the BLUE proxy card, please call Garland Associates at 212-866-0095.

VOTE YOUR BLUE PROXY CARD FOR #1, #2, & #6 and AGAINST #3, #4, & #5!

Very truly yours,


George W. Karpus
President & C.E.O.